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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                          Commission File Number
                                                                   0-25569
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                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K   [_] Form 11-K     [_] Form 20-F
             [X] Form 10-Q   [_] Form N-SAR

         For Period Ended: June 30, 2002
                           -----------------------------------------------------
[_] Transition Report on Form 10-K       [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F       [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form.
         Please print or type

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant ACT Manufacturing, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
                          2 Cabot Road
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City, state and zip code Hudson, Massachusetts 01749
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
 [_] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant, ACT Manufacturing, Inc. (the "Company"), filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on December 21, 2001. The Company has sold

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substantially all of its foreign and domestic businesses, has ceased all remaining operations and has terminated or otherwise lost most of its workforce. The Company is winding up its affairs with the expectation that it will liquidate its remaining assets and dissolve itself as promptly as practicable. The Company cannot file a quarterly report on Form 10-Q for the period ended June 30, 2002 without unreasonable effort or expense. The Company is devoting and must continue to devote the overwhelming majority of its resources toward the collection of remaining receivables, compliance with the Bankruptcy Court's and debtor-in-possession lenders' reporting and disclosure requirements, the winding up of the Company's affairs and the preparation and filing of a plan of liquidation and related materials. In addition, the Company has not engaged and has no present plans or ability to engage an independent accounting firm to audit or review financial statements for the quarter ended June 30, 2002 or for any subsequent period.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   John F. Young, acting President and Chief Executive Officer  (978) 567-4139
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        (Name)                                                 (Area  (Telephone
                                                                Code)   Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [_] Yes [X] No

         As disclosed on Forms 12b-25 filed on April 2 and May 16, 2002, respectively, the Company did not file an annual report on Form 10-K for the period ended December 31, 2002 and did not file a quarterly report for the period ended March 31, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company has not responded to Item (3) in Part IV above because the Company presently does not expect to be filing a quarterly report on Form 10-Q for the period ended June 30, 2002.

                             ACT Manufacturing, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 15, 2002           By: /s/ John F. Young
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                                           John F. Young
                                           President and Chief Executive Officer